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                 June 4, 2021

       Basil Wilson
       Co Chief Executive Officer
       Color Star Technology Co., Ltd.
       800 3rd Avenue, Suite 2800
       New York, NY 10022

                                                        Re: Color Star
Technology Co., Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 26, 2021
                                                            File No. 333-
256508

       Dear Mr. Wilson :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Hannah Menchel at 202-551-5702 or Pam Howell at 202-551-3357 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction